Aries II Acquisition Corporation

23 Lime Tree Bay, P.O. Box 1569

Grand Cayman, Cayman Islands, KY-1110

October 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Todd Schiffman

Re:         Aries II Acquisition Corporation

Form S-1 Filed December 30, 2021

File No.  333-261961

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aries II Acquisition Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-261961), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on December 30, 2021, and the Registrant requests this withdrawal because it has determined not to pursue the public offering to which the Registration Statement relates at this time.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Aries II Acquisition Corporation, 23 Lime Tree Bay, P.O. Box 1569, Grand Cayman, Cayman Islands KY-1110 195, phone number (630) 386-5288, with a copy to the Registrant’s counsel, Winston & Strawn LLP, Attn: David A. Sakowitz, 200 Park Avenue, New York, New York 10166, phone number (212) 294-6700.

If you have any questions with respect to this matter, please contact David A. Sakowitz of Winston & Strawn LLP at (212) 294-6700.

Respectfully Submitted,

/s/ David A. Sakowitz

David A. Sakowitz

cc:   Thane Ritchie